UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2007

Commission File Number: 001-32557

FRONTEER DEVELOPMENT GROUP INC.
(Translation of registrant's name into English)

Suite 1650, 1055 West Hastings Street
Vancouver, British Columbia Canada V6E 2E9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[   ] Form 20-F  [ x ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [               ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [               ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [               ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

SUBMITTED HEREWITH

Exhibits

99.1	News release dated February 23, 2007: Fronteer announces amended preliminary prospectus receipted and corrects number of shares offered

99.2	News release dated March 8, 2007: Drilling expands Fronteer's porphry copper-gold discovery at Halilaga, NW Turkey

99.3	News release dated March 13, 2007: Fronteer added to TSX Composite Index and increases interest in Latin American Minerals to 20.03%

99.4	News release dated March 15, 2007: Fronteer closes $60.5 million public offering

99.5	News release dated March 20, 2007: Scott Hand joins Fronteer's slate of directors for election at upcoming AGM

99.6	News release dated March 27, 2007: Fronteer announces new corporate appointments

99.7	News release dated March 27, 2007: Fronteer announces annual results

99.8	MRRS Decision document short form prospectus

99.9	Material change report: Closing of $60.5 million public offering

99.10	Material change report: Drilling expands Halilaga

99.11	Notice of Annual Meeting

99.12	Form of Proxy

99.13	Management Information Circular

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fronteer Development Group Inc.
(Registrant)

Date: March 28, 2007	By:	/s/ Sean Tetzlaff

Sean Tetzlaff
	Title:	CFO and Corporate Secretary